News Release
CIBC Announces Fourth Quarter 2006 Results

CIBC’s 2006 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information report which includes fourth quarter financial information.
(Toronto, ON — December 7, 2006) — CIBC announced record net income of $819 million for the fourth quarter ended October 31, 2006, up from $728 million a year ago. Diluted earnings per share (EPS) were $2.32, up from $2.06 a year ago. Return on equity was 32.5%, down from 34.2% for the same period last year. CIBC’s Tier 1 capital ratio at October 31 was 10.4%, up from 8.5% a year ago.
     Diluted EPS for the fourth quarter of 2006 were increased by:
•	$39 million ($25 million after-tax, or $0.07 per share) reversal of the general allowance for credit losses

•	$90 million ($0.27 per share) of significant tax-related adjustments
     Diluted EPS for the fourth quarter of 2006 were decreased by:
•	$13 million ($8 million after-tax, or $0.02 per share) due to the impact of changes in credit spreads on the mark-to-market of our corporate loan credit derivatives under the Canadian Institute of Chartered Accountants’ (CICA) Accounting Guideline 13 (AcG-13)
     Diluted EPS for the fourth quarter of 2005 included items of note aggregating to earnings of $0.62 per share.
     CIBC’s net income and diluted EPS for the fourth quarter of 2006 were up from $662 million and $1.86, respectively, for the prior quarter, which included items of note aggregating to earnings of $0.17 per share.
For the year ended October 31, 2006, CIBC reported record net income and diluted EPS of $2.6 billion and $7.43 per share, respectively, compared with a net loss of $32 million and a diluted loss per share of $0.46 for 2005.
     Return on equity for 2006 was 27.9% compared with -1.6% for 2005.
Update on business priorities
“CIBC delivered solid results in 2006, underpinned by the progress we made against our strategic priorities,” says Gerald T. McCaughey, President and Chief Executive Officer. “In 2007, our focus will be to further build on our progress and continue to position CIBC for consistent and sustainable performance over the long term.”
Business strength
CIBC’s retail businesses continued to perform well overall.
     CIBC Retail Markets’ profitability was up 18% in 2006. Volume growth, as well as improvements in expenses, loan losses and taxes, all contributed to this result.
     CIBC’s focus in retail heading into 2006 was to improve the credit quality of the loan portfolio. The combination of enhancements to credit adjudication and an emphasis on growing secured lending contributed to an improvement in loan loss performance.
     The foundation of CIBC’s retail franchise remains strong and well positioned in a competitive domestic marketplace. CIBC is focused on strengthening client relationships and investing in its core retail businesses to maintain and enhance its position.
     CIBC’s wholesale businesses reported solid results in 2006.
     CIBC World Markets sustained its market strength in Canada, finishing the fiscal year as the leader in equity underwriting and M&A. In the U.S., CIBC’s real estate finance and merchant banking businesses both reported good results.
     CIBC continues to support growth in core areas of its wholesale business within the parameters of CIBC’s target business mix, as measured by economic capital, of 25-35% wholesale.
Productivity
CIBC exceeded its target set in 2005 to achieve $250 million of expense reductions by the end of 2006. CIBC’s expense reductions have been focused in areas away from revenue-producing and client-facing activities. As a result, CIBC has become more effective and efficient.

     CIBC continues to have a medium-term strategic objective of a median efficiency ratio among its Canadian peer group.
     “While our progress in 2006 is encouraging, further improvements are required to achieve our strategic objective,” says McCaughey.
     “In 2007, our goal is to further reduce our efficiency ratio.”
Balance sheet strength and capital usage
A combination of strong earnings performance and management of risk-weighted assets contributed to an improvement in CIBC’s Tier 1 capital ratio in 2006.
     CIBC’s progress is a direct result of the underlying strength of its earnings capability and the resiliency of CIBC’s core franchise.
     In the area of capital usage, CIBC continued to invest in its core franchise, while building capital to fund its acquisition of Barclays Bank PLC’s interest in FirstCaribbean International Bank (FirstCaribbean).
     “FirstCaribbean’s year-to-date performance is in line with management’s expectations,” says McCaughey. “We are optimistic about prospects in the Caribbean and believe FirstCaribbean can grow through both business expansion and acquisition opportunities.”
Review of Q4 performance
Net income was up $91 million from the fourth quarter of 2005 and $157 million from the prior quarter.
     Net interest income of $1,130 million was down $42 million from the fourth quarter of 2005, primarily due to increased trading-related funding costs and spread compression in retail lending products. These were partially offset by higher dividend and interest income on trading securities, higher treasury revenue and favourable spreads in deposits. The prior year quarter included a $53 million interest expense on U.S. income tax reassessments. Net interest income was comparable to the prior quarter.
     Non-interest income of $1,757 million was down $494 million from the fourth quarter of 2005, primarily due to the $301 million of foreign exchange revenue on the repatriation of capital and retained earnings and a $294 million gain on the sale of Global Payments Inc. (GPI) and Shoppers Drug Mart Corporation (Shoppers) in the prior year quarter, and higher revenue from trading activities and hedging of stock appreciation rights (SARs) in the current quarter. Non-interest income was up $48 million from the prior quarter, primarily due to higher credit and underwriting and advisory fees, and higher revenue related to hedging of SARs, partially offset by higher losses associated with corporate loan hedging programs.
     Provision for credit losses of $92 million was down $78 million from the fourth quarter of 2005, primarily due to lower losses from unsecured personal lending, small business lending and agriculture, partially offset by a lower reversal of the general allowance. Provision for credit losses was down $60 million from the prior quarter, primarily due to the $39 million reversal of the general allowance and an improvement in the unsecured personal lending portfolio.
     Non-interest expenses of $1,889 million were down $168 million from the fourth quarter of 2005, primarily due to lower severance expense, occupancy costs and professional fees. These decreases were partially offset by higher SARs expense and performance-related compensation. Non-interest expenses were comparable to the prior quarter as increases in SARs and advertising expense were largely offset by lower performance-related compensation.
     Income tax expense of $87 million was down $349 million from the fourth quarter of 2005, primarily due to the net $308 million of income tax expense on the repatriation of capital and retained earnings in the prior year quarter. Income tax expense was down $38 million from the prior quarter, primarily due to higher tax recoveries on the favourable resolution of income tax audits and reduced tax contingencies, partially offset by higher income.
     Non-controlling interests were nil due to the deconsolidation of certain variable interest entities in the first three quarters of 2006 and the acquisition of the remaining non-controlling interest in INTRIA Items Inc. on November 1, 2005.
CIBC Retail Markets
CIBC Retail Markets reported net income of $501 million for the current quarter, up from $350 million in the fourth quarter of 2005 and $487 million for the prior quarter.
     Revenue of $2,043 million was down $17 million from the fourth quarter of 2005 and comparable to the prior quarter.
     Provision for credit losses of $132 million was down $92 million from the fourth quarter of 2005, primarily due to lower loss ratios in the personal lending portfolio and the net $23 million adjustment to the provision for credit losses in the fourth quarter of 2005. Provision for credit losses was down $27 million from the prior quarter, primarily due to lower loss ratios in the personal lending portfolio.
     Non-interest expenses of $1,252 million were down $68 million from the fourth quarter of 2005, primarily due to higher than normal severance expense a year ago and lower project expenses. Non-interest expenses were comparable with the prior quarter.

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     Income tax expense of $158 million was down $8 million from the fourth quarter of 2005, primarily due to tax recoveries of $27 million, partially offset by higher income, in the current quarter. Income tax expense was up $17 million from the prior quarter, primarily due to higher income and lower tax recoveries.
CIBC World Markets
CIBC World Markets reported net income of $218 million for the current quarter, down from $328 million for the fourth quarter of 2005 and up from $190 million for the prior quarter.
     Revenue of $697 million was down $266 million from the fourth quarter of 2005, primarily due to the gain on the sale of GPI and Shoppers noted above. Revenue was up $20 million from the prior quarter, primarily due to higher capital markets, investment banking and credit products and other revenue, partially offset by lower merchant banking revenue.
     Non-interest expenses of $485 million were down $105 million from the fourth quarter of 2005, primarily due to the $23 million payroll tax expense reassessment and $19 million of New York premises sublease losses from a year ago, and lower professional fees and corporate support costs. Non-interest expenses were down $33 million from the prior quarter due to lower performance-related compensation, litigation expenses, and occupancy costs.
     Income tax recovery of $5 million compared with income tax expense of $44 million for the fourth quarter of 2005. The decrease in income taxes was primarily due to lower income in the current quarter. Income tax recovery was down $20 million from the prior quarter, primarily due to lower tax recoveries related to the resolution of various income tax audit issues and contingencies.
Corporate and Other
Corporate and Other reported net income of $100 million for the current quarter, up from $50 million in the fourth quarter of 2005 and compared with a loss of $15 million in the prior quarter.
     Revenue of $147 million was down $252 million from the fourth quarter of 2005, primarily due to the $301 million in foreign exchange revenue on the repatriation of capital and retained earnings in the fourth quarter of 2005, partially offset by both higher unallocated treasury revenue and higher hedge revenue on SARs in the current quarter. Revenue was up $36 million from the prior quarter primarily due to higher hedge revenue on SARs.
     Recovery of credit losses of $39 million was down $11 million from the fourth quarter of 2005, due to the lower reversal of general allowance for credit losses noted above. Recovery of credit losses was up $39 million from the prior quarter due to the $39 million reversal of general allowance.
     Non-interest expenses of $152 million were comparable to the fourth quarter of 2005. Non-interest expenses were up $38 million from the prior quarter, primarily due to higher unallocated corporate support costs and higher expenses related to SARs.
     Income tax recovery of $66 million compared with income tax expense of $226 million for the fourth quarter of 2005. The fourth quarter of 2005 included the net $308 million income tax expense on the repatriation of capital noted above.
Making a difference in our communities
On October 1, 2006, in 50 communities across Canada, over 170,000 people participated in the annual Canadian Breast Cancer Foundation CIBC Run for the Cure, raising $23.4 million to fund breast cancer research and community education and awareness programs.
     CIBC’s commitment of $500,000 to the B.C. Cancer Foundation will support the breast cancer research program of Dr. Sam Aparicio and establish the CIBC Interdisciplinary Studentships in breast cancer research.

Investor and analyst inquiries should be directed to John Ferren, Vice-President, Investor Relations, at 416-980-2088. Media inquiries should be directed to Rob McLeod, Senior Director, Communications and Public Affairs, at 416-980-3714, or to Mary Lou Frazer, Senior Director, Investor & Financial Communications, at 416-980-4111.

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CIBC’s audited annual consolidated financial statements and accompanying MD&A will be available today at www.cibc.com, and will be filed with Canadian and U.S. securities regulators on or about December 18, 2006.
The information on the following pages forms a part of this press release.
Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.
(The board of directors of CIBC reviewed this press release prior to it being issued.)
A note about forward-looking statements
From time to time, CIBC makes written or oral forward-looking statements within the meaning of certain securities laws, including in this press release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements CIBC makes about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2007 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” By their nature, these statements require CIBC to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: the possibility that the proposed FirstCaribbean transaction does not close when expected or at all, or that CIBC and Barclays may be required to modify aspects of the proposed transaction to achieve regulatory approval; legislative or regulatory developments in the jurisdictions where CIBC operates; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; changes in CIBC’s estimates of reserves and allowances; changes in tax laws; that CIBC’s estimate of its sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on CIBC’s business of international conflicts and the war on terror; natural disasters, public health emergencies and other catastrophic events; reliance on third parties to provide components of CIBC’s business infrastructure; the accuracy and completeness of information provided to CIBC by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where CIBC has operations; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and CIBC’s ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this press release or in other communications.

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Fourth Quarter Financial Highlights

		As at or for the three months ended			As at or for the year ended
		2006	2006	2005	2006	2005
Unaudited		Oct. 31	Jul. 31 (1)	Oct. 31 (1)	Oct. 31	Oct. 31	(1)

	Common share information
Per share	- basic earnings (loss)	$2.34	$1.88	$2.08	$7.50	$(0.46)
	- diluted earnings (loss)	2.32	1.86	2.06	7.43	(0.46	)(2)
	- dividends	0.70	0.70	0.68	2.76	2.66
	- book value	29.59	27.96	25.00	29.59	25.00
Share price	- high	87.87	83.63	80.64	87.87	80.80
	- low	77.95	73.94	68.82	72.90	67.95
	- closing	87.60	77.25	72.20	87.60	72.20
	Shares outstanding (thousands)
	- average basic	335,522	335,513	333,876	335,135	339,263
	- average diluted	338,737	338,461	337,065	338,360	342,909
	- end of period	335,977	335,332	334,008	335,977	334,008
	Market capitalization ($ millions)	$29,432	$25,904	$24,115	$29,432	$24,115

	Value measures
	Price to earnings multiple (12 month trailing)	11.8	10.8	n/m	11.8	n/m
	Dividend yield (based on closing share price)	3.2%	3.6%	3.7%	3.2%	3.7%
	Dividend payout ratio	29.9%	37.3%	32.7%	36.8%	n/m
	Market value to book value ratio	2.96	2.76	2.89	2.96	2.89

	Financial results ($ millions)
	Total revenue	$2,887	$2,830	$3,423	$11,332	$12,473
	Provision for credit losses	92	152	170	548	706
	Non-interest expenses	1,889	1,887	2,057	7,469	10,840
	Net income (loss)	819	662	728	2,646	(32)

	Financial measures
	Efficiency ratio	65.4%	66.7%	60.1%	65.9%	86.9%
	Efficiency ratio (TEB)(3)	63.7%	65.3%	59.2%	64.6%	85.6%
	Return on equity	32.5%	27.2%	34.2%	27.9%	(1.6)%
	Net interest margin	1.50%	1.53%	1.62%	1.52%	1.71%
	Net interest margin on average interest-earning assets	1.72%	1.77%	1.91%	1.76%	2.01%
	Return on average assets	1.08%	0.90%	1.01%	0.91%	(0.01)%
	Return on average interest-earning assets	1.25%	1.04%	1.19%	1.05%	(0.01)%

	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$95,351	$93,163	$79,616	$95,351	$79,616
	Loans and acceptances	151,916	149,224	146,902	151,916	146,902
	Total assets	303,984	294,990	280,370	303,984	280,370
	Deposits	202,891	200,015	192,734	202,891	192,734
	Common shareholders’ equity	9,941	9,377	8,350	9,941	8,350
	Average assets	299,513	291,395	287,119	291,277	288,845
	Average interest-earning assets	260,569	251,607	242,841	251,437	245,142
	Average common shareholders’ equity	9,601	9,167	8,045	9,016	9,804
	Assets under administration	1,068,600	1,027,931	967,055	1,068,600	967,055

	Balance sheet quality measures
	Common equity to risk-weighted assets	8.7%	8.0%	7.2%	8.7%	7.2%
	Risk-weighted assets ($ billions)	$114.8	$117.0	$116.3	$114.8	$116.3
	Tier 1 capital ratio	10.4%	9.6%	8.5%	10.4%	8.5%
	Total capital ratio	14.5%	14.0%	12.7%	14.5%	12.7%

	Other information
	Retail / wholesale ratio(4)	72%/28%	70%/30%	70%/30%	72%/28%	70%/30%
	Regular workforce headcount	37,016	36,781	37,308	37,016	37,308

(1)	Certain comparative financial information has been restated to conform with the presentation adopted in the current quarter.

(2)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore basic and diluted earnings (loss) per share will be the same.

(3)	Taxable equivalent basis (TEB). For additional information, see the “Non-GAAP Measures” section in the “Q4/06 Supplementary Financial Information” available on www.cibc.com.

(4)	Retail includes CIBC Retail Markets and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio represents the amount of capital attributed to the business lines as at the end of the period. For further details, see the “Non-GAAP Measures” section in the “Q4/06 Supplementary Financial Information” available on www.cibc.com.

n/m — not meaningful due to the net loss over the 12 month trailing period.

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